Exhibit (a)(64)

Genco Shipping & Trading Limited

Genco is pleased to announce that shareholders have overwhelmingly voted to re-elect all six of Genco’s director nominees.

Genco shareholders also supported the Board’s other recommendations — including approval of Genco’s equity incentive plan and ratification of its shareholder rights agreement — and voted against Diana’s proposals.

We thank our shareholders for their resounding support and confidence in our Board and Comprehensive Value Strategy, which continues to deliver strong returns and value.

This is an important time for Genco, and we are well positioned to deliver increasing dividends and enhanced value in 2026 and beyond.

Read more here: https://lnkd.in/eiwRkSbQ